COM HEM Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Com Hem Holding AB (publ) Subject Company: Com Hem Holding AB Commission File No.: 132-02822 PRESS RELEASE, SEPTEMBER 21, 2018 EXTRAORDINARY GENERAL MEETING IN COM HEM HOLDING AB (PUBL) ON 21 SEPTEMBER 2018 An Extraordinary General Meeting in Com Hem Holding AB (publ) (“Com Hem”) was held today in Stockholm. The merger with Tele2 and approval of the merger plan The Extraordinary General Meeting resolved, by required majority, to approve the merger plan adopted by the Boards of Tele2 AB (publ) (“Tele2”) and Com Hem on January 9, 2018, according to which the merger is undertaken by way of absorption, with Tele2 as the absorbing company and Com Hem as the transferring company. According to the merger plan, the exchange ratio for the merger consideration has been determined in such way that each share in Com Hem shall be exchanged for 1.0374 new Class B shares in Tele2 and SEK 37.02 in cash. The resolution is conditional upon the Swedish Companies Registration Office’s registration of the merger of Tele2 and Com Hem. Registration of the merger with the Swedish Companies Registration Office is conditional upon the conditions in the merger plan, inter alia that all permits and approvals of the competition authorities that are necessary for the merger have been obtained. The merger is expected to be registered with the Swedish Companies Registration Office in Q4 2018 and will result in the dissolution of Com Hem, whereby all of Com Hem’s assets and liabilities will be transferred to Tele2. Settlement of the merger consideration will take place following the Swedish Companies Registration Office’s registration of the merger. A detailed timetable for the implementation of the merger with Tele2, including the expected last day of trading in the Com Hem shares, will be communicated as soon as, and provided that, all permits and approvals of the competition authorities that are necessary for the merger have been obtained. Resolution regarding shareholder Martin Green’s proposal The Extraordinary General Meeting resolved to reject Martin Green’s proposal. For queries, please contact: Investors Marcus Lindberg, Head of Investor Relations Tel: +46(0)734 39 25 40 marcus.lindberg@comhem.com

COM HEM Media Fredrik Hallstan, Head of PR Tel: +46 (0)761 15 38 30 fredrik.hallstan@comhem.com The information in this press release was submitted for publication on September 21, 2018 at 14:30 (CET). About Com Hem Group Com Hem Group supplies broadband, TV, play and telephony services to Swedish households and companies under its two brands Com Hem and Boxer. The Group also includes the communication operator iTUX Communication AB which provides open fibre to service providers. We bring our 1.45 million customers a large range of digital-TV channels and play services via set top boxes as well as on-the-go for tablets and smartphones. Our powerful and future-proofed network with speeds up to 1.2 Gbit/s, covers 60% of the country’s households, making the Com Hem Group an important driver of creating a digital Sweden. Com Hem Group was founded in 1983 and has approximately 1,100 employees. Com Hem Group is headquartered in Stockholm and in 2017, Group sales totalled SEK 7,136 million. Since 2014 the Com Hem share is listed on Nasdaq Stockholm.

COM HEM IMPORTANT INFORMATION The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a US prospectus, which is part of the registration statement on Form F-4, to known security holders of COM HEM in connection with the transaction. This information is not a substitute for the US prospectus, which is part of the registration statement on Form F-4 or any other offering materials or other documents that Tele2 may plan to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE US PROSPECTUS AND THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE US PROSPECTUS AND THE REGISTRATION STATEMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders will be able to obtain free copies of the US prospectus and the registration statement through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40. Free copies of the US prospectus may be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88. In addition to the US prospectus and the registration statement, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively. FORWARD LOOKING STATEMENTS The information in this document may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all. NO SOLICITATION This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.